Exhibit 99.1

Canada Pension Plan Investment Board and Vermilion Energy Inc. Announce Strategic Partnership in Corrib

TORONTO and CALGARY, July 12, 2017 /CNW/ - Canada Pension Plan Investment Board ("CPPIB") and Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) are pleased to announce a strategic partnership in the Corrib Natural Gas Field in Ireland ("Corrib"), whereby CPPIB will acquire Shell Exploration Company B.V.'s ("Shell") 45% interest in the project, with Vermilion operating the assets after completion of the acquisition.  Through its wholly owned subsidiary, CPP Investment Board Europe S.a.r.l., CPPIB has entered into a definitive purchase and sale agreement with Shell, to acquire 100% of Shell E&P Ireland Limited ("SEPIL"), which holds Shell's 45% interest in Corrib (the "Acquisition") for total cash consideration of €830 million, subject to customary closing adjustments and future contingent value payments based on performance and realized pricing.  The Acquisition, which remains subject to customary conditions and receipt of all necessary government consents, has an effective date of January 1, 2017 with closing anticipated in the first half of 2018.

At closing, Vermilion will assume operatorship, and CPPIB plans to transfer SEPIL along with a 1.5% working interest to Vermilion for €19.4 million (before closing adjustments).

Following the transfer to Vermilion, ownership in Corrib would be as follows:

•	CPPIB would hold a 43.5% non-operated interest
•	Vermilion would hold a 20% operated interest
•	Statoil ASA would continue to hold a 36.5% non-operated interest

The transaction also contemplates two contingent payments; one linked to price and one linked to produced volumes:

•	Up to €150 million contingent on NBP prices being above 2.03 Euro cents/kWh on an annual basis from 2018 to 2022; and
•	Up to €100 million subject to exceeding certain production thresholds through 2025.

Corrib is located 83 kilometers off the northwest coast of Ireland.  The field has a gross plant capacity of approximately 350 million cubic feet of natural gas per day, provides approximately 60% of Ireland's natural gas consumption and constitutes approximately 95% of Ireland's gas production.

Avik Dey, Managing Director and Head of Natural Resources at CPPIB said, "Ireland is an attractive destination for a long-term investor like CPPIB, and through this investment in the Corrib gas field, we are able to further our strategy of investing in high-quality natural resources assets alongside highly regarded and experienced operating partners such as Vermilion. Vermilion has a strong operational track record in both onshore and offshore projects and we look forward to working with them and are confident that this investment will benefit the CPP Fund by delivering strong risk-adjusted returns over the long-term horizon of the Fund."

Anthony Marino, President and CEO of Vermilion said, "We welcome CPPIB as a strategic partner in this world-class gas field, and we look forward to a productive long-term relationship.  Our ownership in Corrib and investment in Ireland date back to 2009, and we are proud to be a part of the energy industry in this stable jurisdiction.  Our extensive experience in Europe, North America and Australia over our 23-year history will serve us well in Corrib.  We look forward to working with SEPIL employees and Corrib stakeholders to implement our best-in-class approach to safety, environmental protection and strategic community investment."

Pro forma for the transfer of SEPIL from CPPIB, Vermilion's incremental 1.5% ownership of Corrib would represent approximately 850 boe/d at current production rates and approximately 2.0 million boe of 2P reserves(1) based on an independent evaluation by GLJ Petroleum Consultants Ltd. with an effective date of December 31, 2016.  Assuming a purchase price of €19.4 million ($28.4 million at current exchange rates), before closing adjustments, the transaction metrics are estimated at approximately $33,400 per boe per day, $15.40 per boe of proved plus probable reserves(1) including future development capital (generating a 2P recycle ratio of 1.9 times based on projected 2017 netbacks), and 3.3 times estimated 2017 operating cash flow(2) using the current forward commodity strip.  Vermilion expects the acquisition to be accretive for all pertinent per share metrics including production, fund flows from operations(2), reserves and net asset value.  Vermilion intends to fund this acquisition with existing credit facilities.

The acquisition would significantly increase Vermilion's degree of operating control of its asset base.  Following the assumption of operatorship of Corrib, Vermilion estimates that it will operate 87% of its production base as compared to 72% currently.

About Canada Pension Plan Investment Board

Canada Pension Plan Investment Board (CPPIB) is a professional investment management organization that invests the funds not needed by the Canada Pension Plan (CPP) to pay current benefits on behalf of 20 million contributors and beneficiaries.  In order to build a diversified portfolio of CPP assets, CPPIB invests in public equities, private equities, real estate, infrastructure and fixed income instruments.  Headquartered in Toronto, with offices in Hong Kong, London, Luxembourg, Mumbai, New York City, São Paulo and Sydney, CPPIB is governed and managed independently of the Canada Pension Plan and at arm's length from governments.  At March 31, 2017, the CPP Fund totalled $316.7 billion.

CPPIB's Natural Resources group focuses on direct private investments in the oil and gas, energy midstream, power and renewables, and metals and mining industries. The team invests directly in companies, strategic partnerships and direct resource interests with an investment size of $500 million or more.  At March 31, 2017, the Natural Resources portfolio consisted of nine direct investments valued at $4.3 billion.

For more information about CPPIB, please visit www.cppib.com or follow us on LinkedIn or Twitter.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 6.5%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France, and the Netherlands.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 6.5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

(1)  Estimated proved plus probable and proved developed producing reserves attributable to the Assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 27, 2017 with an effective date of December 31, 2016.

(2)  Non-standardized and non-GAAP financial measures: This news release includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS"). Fund flows from operations is a non-standardized financial measure that is calculated as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit and our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Free cash flow and operating cash flow are non-GAAP financial measures. Free cash flow is calculated as fund flows from operations less capital expenditures. Operating cash flow is calculated as fund flows from operations before general and administration expense, interest and income taxes. We consider free cash flow and operating cash flow to be key measures as they are used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures. For additional information on non-standardized and non-GAAP financial measures, please refer to the Management's Discussion and Analysis contained in Vermilion's 2016 Annual Report for the year ended December 31, 2016 available on SEDAR or at the Company's website (www.vermilionenergy.com).

DISCLAIMER

Certain statements included or incorporated by reference in this press release may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this press release may include, but are not limited to:

•	the anticipated closing date of the Acquisition;
•	the sources of existing production and future development drilling opportunities;
•	the annual decline rate of the Assets;
•	the number and classification of future development drilling opportunities;
•	the pricing received for production, and resulting operating and after-tax cash flow netbacks for the Assets;
•	the estimate of annualized 2017 production;
•	the anticipated acquisition metrics;
•	the expectation that the Assets will generate free cash flow positive;
•	the expectation that fiscal and regulatory policies in Ireland remain supportive of continued investment;
•	development plans and strategic objectives.

Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	satisfaction of all conditions to the proposed Acquisition and receipt of all necessary approvals.
•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out planned development activities;
•	the ability of Vermilion to integrate the Assets in the Company's current operations
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timely receipt of required regulatory approvals;
•	currency, exchange and interest rates;
•	future oil and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions (including the Acquisition), exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE Vermilion Energy Inc.

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For further information: CPPIB: Dan Madge, Senior Manager, Media Relations, TEL: (416) 868 8629 | dmadge@cppib.com; Mei Mavin, Director, Corporate Communications, TEL: (646) 564 4920 | mmavin@cppib.com; Vermilion: Anthony Marino, President & CEO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Kyle Preston, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 05:00e 12-JUL-17